Exhibit 97
CELANESE CORPORATION
INCENTIVE-BASED COMPENSATION RECOUPMENT (CLAWBACK) POLICY
(Financial Restatements)

I.Policy and Purpose
It is the policy of Celanese Corporation (the "Company") that, in the event the Company is required to prepare a Financial Restatement, the Company shall recover, reasonably promptly, the amount of any Incentive-Based Compensation Received by a Covered Executive during the Recovery Period and may recover (in the Committee's discretion) the amount of any Incentive-Based Compensation Received by an Other Covered Person during the Recovery Period, in each case, that exceeds the amount that otherwise would have been Received had it been determined based on the restated financial statements, without regard to the reason for such Financial Restatement, including whether or not it involved fraud or intentional misconduct.
II.    Definitions
As used herein, the following terms have the following meanings:
A."Covered Executive" means any "officer" of the Company as defined under Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (i.e. officers who are or were subject to the reporting requirements of Section 16 under such Act).
B."Financial Reporting Measure" means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company's stock price or total shareholder return. A Financial Reporting Measure need not necessarily be presented in the Company's financial statements or included in a filing with the SEC.
C."Financial Restatement" means a restatement of the Company's financial statements (i) due to the Company's material non-compliance with any financial reporting requirement under the federal securities laws, including any such correction that is material to previously issued financial statements ("Big R" restatement), or (ii) to correct an error that is not material to previously-issued financial statements, but that would result in a material misstatement if the error were not corrected or left uncorrected in the current period ("little r" restatement).
D."Incentive-Based Compensation" means any compensation granted, earned, or vested based in whole or in part on the Company's attainment of a Financial Reporting Measure and that was Received by a person (i) on or after October 2, 2023 and after the person began service as a Covered Executive or an Other Covered Person, and (ii) who served as a Covered Executive or Other Covered Person at any time during the relevant performance period for the Incentive-Based Compensation. For the avoidance of doubt, incentive-based compensation that is granted, earned and vested based solely on continued service for a specified period of time shall not be considered "Incentive-Based Compensation."

E."Other Covered Persons" means any employee of the Company and its direct and direct subsidiaries, affiliated entities, successors and assigns, other than any Covered Executive, (i) who receives equity awards from the Company as a part of the employee's normal compensation plan or as a new hire; or (ii) who participates in the Company's annual incentive bonus programs (or any successor plans or programs).
F."Recovery Period" means the three completed fiscal years immediately preceding the earlier of (i) the date that the Company concludes, or reasonably should have concluded it is required to prepare a Financial Restatement, all as determined pursuant to Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, "Rule 10D-1"), or (ii) the date a court, regulator or other authorized body directs the Company to prepare a Financial Restatement, and in each case any transition period of less than nine months that is within or immediately following such three fiscal years.
G.Incentive-Based Compensation is deemed to be "Received" in the fiscal period during which the relevant Financial Reporting Measure is attained, regardless of when the compensation is actually awarded, granted, vested, delivered, or paid.
III.Recovery
A.Determination of Recoupment Amount.
•Promptly following any Financial Restatement, the Committee shall determine whether the amount of Incentive-Based Compensation Received by any Covered Executive or Other Covered Person during the applicable Recovery Period exceeds the amount that would have been Received if determined or calculated based on the Company's restated financial results. To assist in making such determination, the Committee is authorized to retain or obtain advice from accounting, financial, legal or other advisors as it may deem advisable, and to approve the fees and other retention terms of any such advisors. The Committee may consult with the full Board or other committee(s) of the Board (including the Audit Committee) as it deems appropriate regarding any Financial Restatement.
•In the event the Committee so concludes, such excess amount of Incentive-Based Compensation Received by Covered Executives shall be subject to recoupment by the Company pursuant to this Policy and such excess amount of Incentive-Based Compensation Received by Other Covered Executives may be subject to recoupment by the Company pursuant to this Policy. For Incentive-Based Compensation based on stock price or total shareholder return, or otherwise where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in a Financial Restatement, the Committee will determine the amount based on a reasonable estimate of the effect of the Financial Restatement on the relevant stock price, total shareholder return or other measure. In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined without regard to any taxes paid with respect to such compensation. The Company will maintain and will provide to the New York Stock Exchange ("NYSE") documentation of all determinations and actions taken in complying with this Policy with respect to Covered Executives.
B.Recoupment Process. The Company may effect any recovery pursuant to this Policy by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, by cancelling vested or unvested equity awards or by such other means or combination of means as the Committee determines to be appropriate and that are permitted by law (which means need not be the same for all Covered Executives or Other Covered Persons). The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Committee determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions under the New York Stock Exchange listing rules, and not required under Rule 10D-1, including if the Committee determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts, or if recovery would cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to similarly-situated U.S. employees of the Company and its subsidiaries, to risk losing its tax-qualified status.
C.Implementation of Recoupment Requirements. The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation arrangements. Each Covered Executive and Other Covered Persons will be required, upon the later of the effectiveness of this Policy or such person's becoming a Covered Executive, as applicable, to acknowledge and agree in writing, in a form determined by and acceptable to the Company, that such Covered Executive (i) is subject to this Policy and that the Policy will apply during and after such Covered Executive's employment with the Company or a subsidiary and (ii) will abide by this Policy's terms (including the return of any amount(s) the Company is required to recover under this Policy and Rule 10D-1), as well as any other acknowledgments required by the Company.
D.Failure to Repay Required Amounts. If a Covered Executive fails to repay when due, following a demand by the Company, an amount required to be recovered (as determined by the Committee pursuant to this Policy), the Company shall take all actions reasonable and appropriate to recover such amount from the applicable Covered Executive. Such Covered Executive shall, if the Company so demands, be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) in recovering such amount.
E.Excluded Compensation. Recoupment under this Policy is not required with respect to (i) any compensation Received by an individual prior to such individual becoming a Covered Executive or Other Covered Person and (ii) any compensation Received by an individual who was not a Covered Executive or Other Covered Person at any time during the performance period for which such compensation is received.

IV.Policy Administration and Other Matters
A.Administering Committee. This Policy is administered by the Compensation and Management Development Committee (the "Committee") of the Company's Board of Directors. Solely with respect to application of this Policy to Other Covered Persons, the Committee may delegate its authority to administer this Policy to any officer of the Company. In the event the Committee so delegates its authority, any references herein to the Committee shall be deemed to include such delegate. Any determinations made by the Committee or its delegate will be made in its or their sole discretion and are final, conclusive and binding on all affected individuals.
B.Policy Interpretation and Amendments. Except as limited by law, the Committee has full power, authority and discretion to construe, interpret and apply this Policy. This Policy is intended to comply with, and as applicable to be administered and interpreted consistently with, and subject to the exceptions set forth in, NYSE Listing Standard 303A.14 and Rule 10D-1. Any interpretations of this Policy and determinations made by the Committee will be made in its sole discretion and are final, conclusive and binding on all affected individuals. The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary, including as and when it determines that it is legally required by any federal securities laws, SEC rule or the rules of the NYSE. The Committee may terminate this Policy at any time.
C.Policy Scope; Not Exclusive. Any right of recoupment or recovery pursuant to this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy, any employment agreement or plan or award terms, and any other legal remedies available to the Company; provided that the Company shall not duplicatively recoup amounts pursuant to such other policy, terms or remedies to the extent such amounts are recovered pursuant to this Policy.
D.No Indemnification or Reimbursement of Costs. The Company shall not indemnify any Covered Executive or Other Covered Person against the loss of any Incentive-Based Compensation (or provide any advancement of expenses in such instance), and shall not pay for, or reimburse the cost of, third-party insurance purchased by any Covered Executives or Other Covered Persons to cover potential recoupment obligations under this Policy.

Policy Adopted On: October 19, 2023
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